Exhibit 99.1

Brookfield

Press Release

BROOKFIELD RENEWABLE ISSUES $260 MILLION GREEN PERPETUAL SUBORDINATED NOTES

All amounts in U.S. dollars

BROOKFIELD, News, December 9, 2021 (GLOBE NEWSWIRE) – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) and Brookfield Renewable Corporation (together with Brookfield Renewable Partners L.P., “Brookfield Renewable”) (NYSE, TSX: BEPC) today announced the closing of the issuance of a series of $260 million of fixed rate green perpetual subordinated notes (the “notes”). The notes, which have a coupon of 4.875%, will be listed on the New York Stock Exchange under the symbol “BEPI” and have the same accounting and rating treatment as our preferred LP units.

Wells Fargo Securities, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC acted as joint book-running managers for the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The notes were not offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 36,000-megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $650 billion of assets under management.

Contact information:
Media:	Investors:
Kerrie McHugh	Robin Kooyman
Senior Vice President – Corporate Communications	Senior Vice President – Investor Relations
(212) 618-3469	(416) 649-8172
kerrie.mchugh@brookfield.com	robin.kooyman@brookfield.com